Mail Stop 3561

November 4, 2008

Mark Jenkins
Group Company Secretary
Signet Group plc
15 Golden Square
London W1F 9JG England

> **Re: Signet Group plc**
> **Form 20-F for Fiscal Year Ended February 2, 2008**
> **Filed May 9, 2008**
> **File No. 001-32349**

Dear Mr. Jenkins:

We have completed our review of your Form 20-F for the fiscal year ended February 2, 2008 and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director